UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-36596

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TRILLIUM THERAPEUTICS INC.
(Translation of registrant's name into English)

2488 Dunwin Drive
Mississauga, Ontario L5L 1J9
Canada
(Address of principal executive offices)
___________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)[   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)[   ]

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trillium Therapeutics Inc.

Date: November 14, 2019
By: /s/ James Parsons
Name: James Parsons
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Interim Condensed Consolidated Statements for the period ended September 30, 2019

99.2	Management's Discussion and Analysis for the period ended September 30, 2019

99.3	Form 52-109F2 Certification of Interim Filings Full Certificate – CEO

99.4	Form 52-109F2 Certification of Interim Filings Full Certificate – CFO

99.5	News Release dated November 14, 2019